

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

August 5, 2008

Mr. Lawrence M. Higby
Chief Executive Officer
Apria Healthcare Group Inc.
26220 Enterprise Court
Lake Forest, CA 92630-8405

> **Re:**   **Apria Healthcare Group Inc.**
> **Schedule 14A**
> **File No. 001-14316**
> **Filed July 24, 2008**

Dear Mr. Higby:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of Apria's Financial Advisor, page 27

1.   We note that several of your analyses are followed by the statement that "[t]he following table presents the results of this analysis." If each analysis was considered by the financial advisor as implying a valuation of Apria based on comparisons to companies, transactions, and ratios, as applicable, please revise the narrative descriptions to clarify the implied value instead of referring to the tables. For example, it is unclear what, if any, valuation based on trading price was considered given the wide variations in the right-hand column in the table on page 29.

2.   Also, we note that the financial advisor performed a discounted cash flow analysis using management projections but it is currently unclear which of the two sets of projections presented on page 34 were used. Please revise accordingly.

3.   Please revise to briefly describe the criteria used to select the comparable companies and transactions. Also, please disclose whether any companies or transactions meeting the selection criteria were excluded from the analyses and, if there were any such exclusions, the reasons for making them.

4.   We note the statement on page 32 indicating that the company assumes no "responsibility if future results are materially different from those forecast." You also state on page 33 that the projections should not be deemed a representation by the company that it "considered, or now considers, the projections to be necessarily representative of actual future results." Please note that publicly available financial projections that no longer reflect management's view of future performance should be either updated or an explanation should be provided as to why the projections are no longer valid. Please revise accordingly.

Merger Financing, page 35

5.   Please supplementally provide us with a copy of the debt commitment letter referenced on page 36.

Representations and Warranties, page 51

6.   We note your statement on page 51 that investors "should not rely on the representations and warranties contained in the merger agreement as statements of factual information" as they are subject to qualifications and limitations agreed to by the parties. Please note that shareholders and investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties contained in a merger agreement. Please revise the disclaimer accordingly and consider whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 at with other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Jeffrey Le Sage
Fax: (213) 229-6504